Exhibit 99.1

SILYNXCOM Ltd.
Notice of SPECIAL General Meeting of shareholders

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Silynxcom Ltd. (the “Company”) will be held on Thursday, March 21, 2024 at 4:00 p.m. Israel time, at the Company’s office, located at 19 Yad Ha’Harutzim St. Netanya, 4250519, Israel. The agenda of the Meeting includes the following proposals:

1.      To appoint Mr. Yossi Tisch for a three- year term as an external director on the Company’s Board of Directors (the “Board”) and approve his entitlement for compensation;

2.      To appoint Mr. Itiel Efrat for a three- year term as an external director on the Board and approve his entitlement for compensation.

Board Recommendation

The Board unanimously recommends that you vote “FOR” of each of the proposed resolutions, which are described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on February 22, 2024 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Pursuant to the Companies Law, 5759-1999 (the “Companies Law”), Proposal No. 1 and Proposal No. 2, as described hereinafter, each require the affirmative vote of shareholders holding at least a majority of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”) present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company. (the “External Directors Majority”).

How You Can Vote

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC (“VStock”), you are considered, concerning those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Nir Klein, Chief Executive Officer, and Ilan Akselrod, Chief Financial Officer of the Company, and of the Company, or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting, and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be.

If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares.

You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

A form of proxy for use at the Meeting is attached to the accompanying Proxy Statement, together with a return envelope, being sent to holders of the Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the NYSE American, LLC, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Companies Law (proxy and position statements), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Sincerely,
Ron Klein
Chairman of the Board
February 15, 2024